

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 16, 2008

via U.S. mail and facsimile

Mr. Richard H. Fleming
Executive Vice President and Chief Financial Officer
USG Corporation
550 West Adams Street
Chicago, IL 60661-3676

   RE: USG Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed February 16, 2007
     File No. 001-08864

Dear Mr. Fleming:

   We have completed our review of your filing and have no further comments at this time.

   If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Edward Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355 if you have questions regarding our review of the financial statements and related matters.

         Sincerely,

         Terence O'Brien
         Accounting Branch Chief